ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	ITC Limited
Date of reporting :	30th July, 2008 #
Name of Stock Exchanges where shares of reporting company are listed: NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE.	

dw 8/22

(I) Information about persons holding more than 15% shares or voting rights						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company					
Names	As on March 31, 2008 (Current year)	As on March 31, 2007 (Previous year)	Changes, if any, between (A) & (B)	As on July 30, 2008#, in respect of dividend for the financial year ended March 31, 2008	As on July 27, 2007#, in respect of dividend for the financial year ended March 31, 2007	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd. (TMI)	99,27,82,440 (26.34%)	99,27,82,440 (26.39%)	- (-0.05%)*	99,27,82,440 (26.34%)	99,27,82,440 (26.39%)	- (-0.05%)*
TOTAL (I)	**99,27,82,440 (26.34%)**	**99,27,82,440 (26.39%)**	- (-0.05%)*	**99,27,82,440 (26.34%)**	**99,27,82,440 (26.39%)**	- (-0.05%)*

(II) Information about promoter(s) or every person having control over a company and also persons acting in concert with him NOT APPLICABLE						
Names	As on March 31, 2008 (Current year)	As on March 31, 2007 (Previous year)	Changes, if any, between (A) & (B)	As on July 30, 2008#, in respect of dividend for the financial year ended March 31, 2008	As on July 27, 2007#, in respect of dividend for the financial year ended March 31, 2007	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
TOTAL (II)	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**

GRAND TOTAL (I+II)	**99,27,82,440 (26.34%)**	**99,27,82,440 (26.39%)**	- (-0.05%) *	**99,27,82,440 (26.34%)**	**99,27,82,440 (26.39%)**	- (-0.05%) *

Being the last date of Book Closure for the purpose of Dividend.

* The change in shareholding of TMI in the Company, in % terms, from 26.39% to 26.34%, was consequent upon issue and allotment of shares from time to time under the Company's Employee Stock Option Scheme.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Place : Kolkata
Date : 18th August, 2008

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

18th August, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

We have been advised by ITC Infotech India Limited ('I3L', a wholly-owned subsidiary of ITC Limited), vide their letter dated 18th August, 2008, that ITC Infotech (USA), Inc. ('I2A', a wholly-owned subsidiary of I3L) have acquired the entire Membership Interest of Pyxis Solutions, LLC ('Pyxis'), a New York limited liability company, on 11th August, 2008.

The Board of Directors of I2A at its meeting held on 18th August, 2008 have taken on record that consequent to the aforesaid acquisition Pyxis became a wholly-owned subsidiary of I2A. Accordingly, Pyxis also became a wholly-owned subsidiary of ITC Limited.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

END